Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2012	2011

Earnings:

Income before income tax expense	$2,555	$1,063
Add:
Equity earnings from affiliates	(190)	(121)
Dividends received from affiliates	18	64
Fixed charges, excluding capitalized interest	319	311
Amortization of capitalized interest	12	13

Total earnings available for fixed charges	$2,714	$1,330

Fixed charges:
Interest on debt and finance lease charges	$267	$258
Capitalized interest	8	11
Interest element on rental expense	52	53

Total fixed charges	$327	$322

Ratio of earnings to fixed charges	8.3	4.1